EXHIBIT H-1


                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

     SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
                     -----

     Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

     February   , 2001
              --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
March   , 2001 to the Secretary, Securities and Exchange Commission, 450 5th
      --
Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After March __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

     NISOURCE INC., ET AL.(70-9681)
     --------------------

     NiSource Inc. ("NiSource"), a registered holding company whose principal executive offices are at 801 East 86th Avenue, Merrillville, Indiana 46410-6272, and its public utility and non-utility subsidiaries have filed a post-effective amendment to their application-declaration in this proceeding designating Sections 6(a), 7, 9(a), 10, and 12(b) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), as applicable to the proposed transactions.

     By order dated November 1, 2000 in this proceeding (the "Financing Order"),1 the Commission authorized NiSource and its subsidiaries to engage in a program of external financing and intrasystem financing, and other related transactions, for the period through December 31, 2003 (the "Authorization Period"). NiSource became a registered holding company on November 1, 2000, following its acquisition of Columbia Energy Group ("Columbia"), which is also a registered holding company. NiSource owns, directly or indirectly, all of the issued and outstanding common stock of Northern Indiana Public Service Company ("Northern Indiana"), Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana Fuel and Light Company ("NIFL"), Bay State Gas Company ("Bay State"), and Northern Utilities, Inc. ("Northern Utilities"), which were the pre-merger public-utility subsidiaries of NiSource (referred to here as the "NiSource Utility Subsidiaries"); and indirectly through Columbia, all of the issued and outstanding common stock of Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. Together, these companies distribute gas at retail in portions of Indiana, Ohio, Virginia, Maryland, Kentucky, Pennsylvania, Massachusetts, New Hampshire and Maine. In addition, Northern Indiana generates, transmits and sells electricity in a portion of Indiana. NiSource also holds directly or indirectly numerous non-utility subsidiaries and investments.

     NiSource states that it financed the cash portion of the merger consideration paid to Columbia's shareholders through the issuance of approximately $4.1 billion of commercial paper by NiSource Finance Corp. ("NiSource Finance"), a newly-formed financing subsidiary. Subsequently, NiSource Finance issued approximately $2.65 billion of senior unsecured notes with varying maturities between November 15, 2003 and November 15, 2010, and NiSource issued approximately $290.4 million of common stock. The proceeds of these financings were used to reduce the outstanding amount of commercial paper issued by NiSource Finance.

     Under the Financing Order, the Commission authorized NiSource to issue and sell from time to time during the Authorization Period, either directly or indirectly through one or more financing subsidiaries (including NiSource Finance), equity securities and long-term and short-term debt securities. Among other specific approvals granted, the Commission authorized NiSource to issue and sell, directly or indirectly, short-term debt securities in the form of commercial paper, bank notes or other evidence of indebtedness having maturities of less than one year ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $2 billion.

     The Commission also authorized the NiSource Utility Subsidiaries to issue and sell Short-term Debt securities, including commercial paper, to finance


------------------------
     1    NiSource Inc., et al., Holding Co. Act Release No. 27265.
          -------------
their utility operations, in the following maximum principal amounts at any time outstanding during the Authorization Period:

          Subsidiary               Amount
          ----------               ------

          Northern Indiana         $1,000,000,000

          Bay State                $  250,000,000

          NIFL                     $   50,000,000

          Kokomo                   $   50,000,000

          Northern Utilities       $   50,000,000

     It is stated that Northern Indiana and Bay State currently have commercial paper facilities that are back-stopped by revolving credit lines. Borrowings by Bay State are used, in part, to make short-term loans to Northern Utilities, its wholly-owned subsidiary.

     NiSource is now requesting a modification to the Financing Order to authorize an increase from $2 billion to $3.4 billion in the maximum principal amount of Short-term Debt that NiSource (or any financing subsidiary of NiSource) may have outstanding at any one time. NiSource states that it will use the proceeds of increased short-term borrowings to make loans to Columbia and the NiSource Utility Subsidiaries in order to enable those companies to retire, at maturity, external short-term borrowings. After March 31, 2001, Columbia and Northern Indiana will not issue any new Short-term Debt securities to unaffiliated lenders but will instead satisfy all of their short-term borrowing needs through intercompany borrowings from NiSource. Bay State will maintain its external funding arrangements in order to fund loans to Northern Utilities until such time as Northern Utilities has obtained an order of the Maine Public Utilities Commission permitting NiSource (or a financing subsidiary of NiSource) to become the external funding source for Bay State's loans to Northern Utilities. All short-term borrowings by Columbia and the NiSource Utility Subsidiaries from NiSource will bear interest at rates designed to parallel the effective cost of Short-term Debt issued by NiSource. Short-term borrowings by Columbia and the NiSource Utility Subsidiaries from NiSource will be within the individual company limits previously approved by the Commission.

     NiSource states that in order to obtain the credit ratings for NiSource Finance's commercial paper and senior unsecured notes,2 and to address issues of structural subordination in connection therewith, NiSource agreed with the


------------------------
     2    It is stated that NiSource Finance's commercial paper is currently rated A-2 by Standard & Poor's ("S&P") and P-2 by Moody's Investor Service ("Moody's"), and that its senior unsecured notes are rated BBB by S&P and Baa2 by Moody's.

independent rating agencies that it would attempt to retire all external short-term debt of Columbia and the NiSource Utility Subsidiaries not later than March 31, 2001, so that all external short-term financing is consolidated at the NiSource level. NiSource states that the consolidation of separate external credit arrangements that are now maintained by Columbia, Northern Indiana, and Bay State with those of NiSource will also tend to simplify NiSource's capital structure and reduce administration and financial reporting.

     The applicants state that no state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed increase in short-term borrowings by NiSource.